UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Spanish Broadcasting System, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    846425882
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                             Louis J. Briskman, Esq.
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 975-4321
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 31 Pages

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 2 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             SUMNER M. REDSTONE
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 3 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             NATIONAL AMUSEMENTS, INC.
             I.R.S. Identification No. 04-2261332
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 4 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             NAIRI, INC.
             I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 5 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             CBS CORPORATION
             I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 6 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             WESTINGHOUSE CBS HOLDING COMPANY, INC.
             I.R.S. Identification No. 25-1776511
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 7 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             CBS BROADCASTING INC.
             I.R.S. Identification No. 13-0590730
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 8 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             CBS RADIO INC.
             I.R.S. Identification No. 13-4142467
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------         -------------------------
CUSIP No. 846425882                                          Page 9 of 31 Pages
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             CBS RADIO MEDIA CORPORATION
             I.R.S. Identification No. 13-2766282
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS (See Instructions)
             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF
          SHARES       ---------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   11,400,000
           EACH        ---------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH       ---------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    11,400,000
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,400,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.1%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON (See Instructions)
             CO
--------------------------------------------------------------------------------

Item 1.       Security and Issuer

              This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 27, 2004 (the "Schedule 13D"), with respect to the Class A Common Stock, par value $.0001 per share (the "Class A Shares"), of Spanish Broadcasting System, Inc., a Delaware corporation (the "Issuer"), with its principal executive office located at 2601 South Bayshore Drive, PH 2, Coconut Grove, Florida 33133, by virtue of the Reporting Persons' (as defined in Item 2 below) ownership of the Issuer's Series C Preferred Stock, par value $.002 per share (the "Series C Shares"), which are convertible into Class A Shares on a one-for-twenty basis under certain circumstances, and a warrant to purchase additional Series C Shares (the "Warrant"). The Warrant is more fully described in Item 6 of the Schedule 13D. The Class A Shares carry one vote per share and the Series C Shares carry twenty votes per share. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.       Identity and Background

              Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

              "This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), CBS Corporation ("CBS"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), CBS Broadcasting Inc. ("CBSBI"), CBS Radio Inc. ("CBS Radio") and CBS Radio Media Corporation ("CRMC") (collectively, the "Reporting Persons").

              CRMC, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRMC's principal business is radio broadcasting. 100% of the issued and outstanding stock of CRMC is owned by CBS Radio. Effective February 6, 2006, CRMC changed its name from "Infinity Media Corporation" to "CBS Radio Media Corporation." Each reference in the Schedule 13D to "IMC" is hereby deleted and replaced with a reference to "CRMC".

              CBS Radio, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CBS Radio's principal business is radio broadcasting. 100% of the outstanding stock of CBS Radio is owned by CBSBI. Effective December 12, 2005, CBS Radio changed its name from "Infinity Broadcasting Corporation" to "CBS Radio Inc." Each reference in the
Schedule 13D to "IBC" is hereby deleted and replaced with a reference to "CBS Radio".

              CBSBI, a New York corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBSBI's principal businesses are the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

              W/CBS HCI, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI's principal business is television broadcasting. 100% of the issued and outstanding stock of W/CBS HCI is owned by CBS.

              CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019 and is a worldwide entertainment company. At January 1, 2006, approximately 71% of CBS's voting Class A Common Stock, par value $.001 per share, and approximately 12% (on a combined basis) of CBS's Class A Common Stock and non-voting Class B Common Stock, par value $.001 per share, was owned by NAIRI. Effective December 31, 2005, CBS changed its name from "Viacom Inc." to "CBS Corporation". Each reference in the Schedule 13D to "Viacom" is hereby deleted and replaced with a reference to "CBS".

              NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

                              Page 10 of 31 Pages

              NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal business is owning and operating movie theaters in the United States, the United Kingdom, South America and Russia and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

              Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI and Chairman of the Board of CBS.

              The executive officers and directors of CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI, as of January 1, 2006, are set forth on Schedules I through VII attached hereto, containing the following information with respect to each such person:

                  (a)      Name;

                  (b)      Residence or business address; and

                  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

              During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Each person identified on Schedules I through VII attached hereto is a citizen of the United States.

Item 7.  Material to Be Filed as Exhibits

              1. Joint Filing Agreement, dated February 14, 2006, among CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).



                              Page 11 of 31 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



Dated:  February 14, 2006



                                CBS RADIO MEDIA CORPORATION

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS RADIO INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS BROADCASTING INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS CORPORATION

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President, Deputy General
                                        Counsel and Secretary

                              Page 12 of 31 Pages

                                NAIRI, INC.

                                By:     /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                Title:  Chairman and President


                                NATIONAL AMUSEMENTS, INC.

                                By:     /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                Title:  Chairman and Chief Executive Officer


                                        /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                        Individually



                              Page 13 of 31 Pages

                                   SCHEDULE I

           Name, business address and present principal occupation or employment of the directors and executive officers of

                           CBS Radio Media Corporation

DIRECTORS

Name                              Business Address                 Present Principal Occupation or Employment and
                                                                   Name and Principal Address of Corporation in which
                                                                   Employment is Conducted
Louis J. Briskman                 CBS Corporation                  Executive Vice President and General Counsel
                                  51 West 52nd Street              CBS Corporation
                                  New York, NY  10019              51 West 52nd Street
                                                                   New York, NY  10019
Susan C. Gordon                   CBS Corporation                  Senior Vice President, Controller and Chief Accounting Officer
                                  1515 Broadway                    CBS Corporation
                                  New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019
Joseph R. Ianniello               CBS Corporation                  Senior Vice President, Finance and Treasurer
                                  1515 Broadway                    CBS Corporation
                                  New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019
Fredric G. Reynolds               CBS Corporation                  Executive Vice President and Chief Financial Officer
                                  51 West 52nd Street              CBS Corporation
                                  New York, NY  10019              51 West 52nd Street
                                                                   New York, NY  10019

EXECUTIVE OFFICERS

Name                              Business Address                 Present Principal Occupation or Employment and
                                                                   Name and Principal Address of Corporation in which
                                                                   Employment is Conducted
Joel Hollander                    CBS Radio Inc.                   Chairman and Chief Executive Officer
Chairman and Chief Executive      1515 Broadway                    CBS Radio Inc.
Officer                           New York, NY  10036              1515 Broadway
                                                                   New York, NY  10036
Anthony G. Ambrosio               CBS Corporation                  Executive Vice President, Human Resources and Administration
Executive Vice President          51 West 52nd Street              CBS Corporation
                                  New York, NY  10019              51 West 52nd Street
                                                                   New York, NY  10019
Louis J. Briskman                 CBS Corporation                  Executive Vice President and General Counsel
Executive Vice President and      51 West 52nd Street              CBS Corporation
Assistant Secretary               New York, NY  10019              51 West 52nd Street
                                                                   New York, NY  10019
Fredric G. Reynolds               CBS Corporation                  Executive Vice President and Chief Financial Officer
Executive Vice President and      51 West 52nd Street              CBS Corporation
Chief Financial Officer           New York, NY  10019              51 West 52nd Street
                                                                   New York, NY  10019
Joseph R. Ianniello               CBS Corporation                  Senior Vice President, Finance and Treasurer
Senior Vice President and         1515 Broadway                    CBS Corporation
Treasurer                         New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019


                              Page 14 of 31 Pages

                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                           CBS Radio Media Corporation

EXECUTIVE OFFICERS

Name                              Business Address                 Present Principal Occupation or Employment and
                                                                   Name and Principal Address of Corporation in which
                                                                   Employment is Conducted
Angeline C. Straka                CBS Corporation                  Senior Vice President, Deputy General Counsel and Secretary
Senior Vice President and         1515 Broadway                    CBS Corporation
Secretary                         New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019
Susan C. Gordon                   CBS Corporation                  Senior Vice President, Controller and Chief Accounting Officer
Senior Vice President             1515 Broadway                    CBS Corporation
                                  New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019
Richard M. Jones                  CBS Corporation                  Senior Vice President and General Tax Counsel
Senior Vice President and         1515 Broadway                    CBS Corporation
General Tax Counsel               New York, NY  10036              51 West 52nd Street
                                                                   New York, NY  10019



                              Page 15 of 31 Pages

                                   SCHEDULE II

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Radio Inc.

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Joel Hollander                CBS Radio Inc.                     Chairman and Chief Executive Officer
Chairman and Chief            1515 Broadway                      CBS Radio Inc.
Executive Officer             New York, NY  10036                1515 Broadway
                                                                 New York, NY  10036
Anthony G. Ambrosio           CBS Corporation                    Executive Vice President, Human Resources and Administration
Executive Vice President      51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
Executive Vice President      51 West 52nd Street                CBS Corporation
and Assistant Secretary       New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
Executive Vice President      51 West 52nd Street                CBS Corporation
and Chief Financial Officer   New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
Senior Vice President and     1515 Broadway                      CBS Corporation
Treasurer                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019

                              Page 16 of 31 Pages

                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Radio Inc.

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Angeline C. Straka            CBS Corporation                    Senior Vice President, Deputy General Counsel and Secretary
Senior Vice President and     1515 Broadway                      CBS Corporation
Secretary                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
Senior Vice President         1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Richard M. Jones              CBS Corporation                    Senior Vice President and General Tax Counsel
Senior Vice President and     1515 Broadway                      CBS Corporation
General Tax Counsel           New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 17 of 31 Pages

                                  SCHEDULE III

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Leslie Moonves                CBS Corporation                    President and Chief Executive Officer
President                     51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Anthony G. Ambrosio           CBS Corporation                    Executive Vice President, Human Resources and Administration
Executive Vice President      51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
Executive Vice President      51 West 52nd Street                CBS Corporation
and Assistant Secretary       New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Harry Isaacs                  CBS Broadcasting Inc.              Senior Vice President, Industrial Relations
Executive Vice President      1800 Beverly Boulevard             CBS Broadcasting Inc.
                              Los Angeles, CA  90036             51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
Executive Vice President      51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 18 of 31 Pages

                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Jonathan H. Anschell          CBS Broadcasting Inc.              Executive Vice President, General Counsel and Assistant Secretary
Executive Vice President,     1800 Beverly Boulevard             CBS Broadcasting Inc.
General Counsel and           Los Angeles, CA  90036             51 West 52nd Street
Assistant Secretary                                              New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
Senior Vice President         1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
Senior Vice President and     1515 Broadway                      CBS Corporation
Treasurer                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Richard M. Jones              CBS Corporation                    Senior Vice President and General Tax Counsel
Senior Vice President and     1515 Broadway                      CBS Corporation
General Tax Counsel           New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Angeline C. Straka            CBS Corporation                    Senior Vice President, Deputy General Counsel and Secretary
Senior Vice President and     1515 Broadway                      CBS Corporation
Secretary                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 19 of 31 Pages

                                   SCHEDULE IV

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
                              1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Leslie Moonves                CBS Corporation                    President and Chief Executive Officer
Chairman                      51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Anthony G. Ambrosio           CBS Corporation                    Executive Vice President, Human Resources and Administration
Executive Vice President      51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Jonathan H. Anschell          CBS Broadcasting Inc.              Executive Vice President, General Counsel and Assistant Secretary
Executive Vice President,     1800 Beverly Boulevard             CBS Broadcasting Inc.
General Counsel and           Los Angeles, CA  90036             51 West 52nd Street
Assistant Secretary                                              New York, NY  10019
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
Executive Vice President      51 West 52nd Street                CBS Corporation
and Assistant Secretary       New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
President                     51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 20 of 31 Pages

                                   SCHEDULE IV
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
Senior Vice President         1515 Broadway                      CBS Corporation
                              New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
Senior Vice President and     1515 Broadway                      CBS Corporation
Treasurer                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Richard M. Jones              CBS Corporation                    Senior Vice President and General Tax Counsel
Senior Vice President and     1515 Broadway                      CBS Corporation
General Tax Counsel           New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Angeline C. Straka            CBS Corporation                    Senior Vice President, Deputy General Counsel and Secretary
Senior Vice President and     1515 Broadway                      CBS Corporation
Secretary                     New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 21 of 31 Pages

                                   SCHEDULE V

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Corporation

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Sumner M. Redstone            CBS Corporation                    Chairman of the Board of CBS Corporation, Chairman and Chief
                              1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
                              New York, NY 10036                 President of NAIRI, Inc.
                                                                 1515 Broadway
                                                                 New York, NY 10036
David R. Andelman             Lourie and Cutler, P.C.            Attorney
                              60 State Street                    Lourie and Cutler, P.C.
                              Boston, MA  02109                  60 State Street
                                                                 Boston, MA  02109
Joseph A. Califano Jr.        The National Center on Addiction   Chairman and President
                              and Substance Abuse at Columbia    The National Center on Addiction and Substance Abuse at
                              University                         Columbia University
                              633 Third Avenue, 19th Floor       633 Third Avenue, 19th Floor
                              New York, NY  10017                New York, NY  10017
William S. Cohen              The Cohen Group                    Chairman and Chief Executive Officer
                              1200 19th Street, N.W.             The Cohen Group
                              Suite 400                          1200 19th Street, N.W.
                              Washington, D.C.  20036            Suite 400
                                                                 Washington, D.C.  20036
Philippe P. Dauman            DND Capital Partners, L.L.C.       Co-Chairman and Chief Executive Officer
                              450 Park Avenue                    DND Capital Partners, L.L.C.
                              New York, NY  10022                450 Park Avenue
                                                                 New York, NY  10022
Charles K. Gifford            Bank of America                    Chairman Emeritus
                              100 Federal Street                 Bank of America
                              Boston, MA 02110                   100 Federal Street
                                                                 Boston, MA 02110
Bruce S. Gordon               National Association for the       President and Chief Executive Officer
                              Advancement of Colored People      National Association for the Advancement of Colored People
                              4805 Mt. Hope Drive                4805 Mt. Hope Drive
                              Baltimore, MD  21215               Baltimore, MD  21215


                              Page 22 of 31 Pages

                                   SCHEDULE V
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Corporation

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Leslie Moonves                CBS Corporation                    President and Chief Executive Officer
                              51 West 52nd Street                CBS Corporation
                              New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Ann N. Reese                  Center for Adoption Policy         Co-founder and Executive Director
                              168A Kirby Lane                    Center for Adoption Policy
                              Rye, NY  10580                     168A Kirby Lane
                                                                 Rye, NY  10580
Shari E. Redstone             National Amusements, Inc.          President of National Amusements, Inc. and Executive Vice
                              200 Elm Street                     President of NAIRI, Inc.
                              Dedham, MA  02026                  National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026
Judith A. Sprieser            c/o CBS Corporation                Former CEO of Transora Inc.
                              51 West 52nd Street                c/o CBS Corporation
                              New York, NY 10019                 51 West 52nd Street
                                                                 New York, NY 10019
Robert D. Walter              Cardinal Health, Inc.              Chairman and Chief Executive Officer
                              7000 Cardinal Place                Cardinal Health, Inc.
                              Dublin, OH  43017                  7000 Cardinal Place
                                                                 Dublin, OH  43017

EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Sumner M. Redstone            National Amusements, Inc.          Chairman of the Board of CBS Corporation, Chairman and Chief
Chairman of the Board         1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
                              New York, NY 10036                 President of NAIRI, Inc.
                                                                 1515 Broadway
                                                                 New York, NY 10036
Leslie Moonves                CBS Corporation                    President and Chief Executive Officer
President and Chief           51 West 52nd Street                CBS Corporation
Executive Officer             New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Shari E. Redstone             National Amusements, Inc.          President of National Amusements, Inc. and Executive Vice
Vice Chair of the Board       200 Elm Street                     President of NAIRI, Inc.
                              Dedham, MA   02026                 National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026

                              Page 23 of 31 Pages

                                   SCHEDULE V
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Corporation


EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Anthony G. Ambrosio           CBS Corporation                    Executive Vice President, Human Resources and Administration
Executive Vice President,     51 West 52nd Street                CBS Corporation
Human Resources and           New York, NY  10019                51 West 52nd Street
Administration                                                   New York, NY  10019
Louis J. Briskman             CBS Corporation                    Executive Vice President and General Counsel
Executive Vice President      51 West 52nd Street                CBS Corporation
and General Counsel           New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Carl D. Folta                 CBS Corporation                    Executive Vice President, Office of the Chairman
Executive Vice President,     1515 Broadway                      CBS Corporation
Office of the Chairman        New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Martin D. Franks              CBS Corporation                    Executive Vice President, Planning, Policy and Government Relations
Executive Vice President,     51 West 52nd Street                CBS Corporation
Planning, Policy and          New York, NY  10019                51 West 52nd Street
Government Relations                                             New York, NY  10019
Susan C. Gordon               CBS Corporation                    Senior Vice President, Controller and Chief Accounting Officer
Senior Vice President,        1515 Broadway                      CBS Corporation
Controller and Chief          New York, NY  10036                51 West 52nd Street
Accounting Officer                                               New York, NY  10019
Joseph R. Ianniello           CBS Corporation                    Senior Vice President, Finance and Treasurer
Senior Vice President,        1515 Broadway                      CBS Corporation
Finance and Treasurer         New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Richard M. Jones              CBS Corporation                    Senior Vice President and General Tax Counsel
Senior Vice President and     1515 Broadway                      CBS Corporation
General Tax Counsel           New York, NY  10036                51 West 52nd Street
                                                                 New York, NY  10019
Fredric G. Reynolds           CBS Corporation                    Executive Vice President and Chief Financial Officer
Executive Vice President      51 West 52nd Street                CBS Corporation
and Chief Financial Officer   New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Gil Schwartz                  CBS Corporation                    Executive Vice President, Corporate Communications
Executive Vice President,     51 West 52nd Street                CBS Corporation
Corporate Communications      New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019


                              Page 24 of 31 Pages

                                   SCHEDULE V
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                 CBS Corporation


EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Martin M. Shea                CBS Corporation                    Executive Vice President, Investor Relations
Executive Vice President,     51 West 52nd Street                CBS Corporation
Investor Relations            New York, NY  10019                51 West 52nd Street
                                                                 New York, NY  10019
Angeline C. Straka            CBS Corporation                    Senior Vice President, Deputy General Counsel and Secretary
Senior Vice President,        1515 Broadway                      CBS Corporation
Deputy General Counsel and    New York, NY  10036                51 West 52nd Street
Secretary                                                        New York, NY  10019


                              Page 25 of 31 Pages

                                   SCHEDULE VI

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, Inc.

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
George S. Abrams              Winer & Abrams                     Attorney
                              60 State Street                    Winer & Abrams
                              Boston, MA  02109                  60 State Street
                                                                 Boston, MA  02109
David Andelman                Lourie and Cutler, P.C.            Attorney
                              60 State Street                    Lourie and Cutler, P.C.
                              Boston, MA  02109                  60 State Street
                                                                 Boston, MA  02109
Philippe P. Dauman            DND Capital Partners, L.L.C.       Co-Chairman and Chief Executive Officer
                              450 Park Avenue                    DND Capital Partners, L.L.C.
                              New York, NY  10022                450 Park Avenue
                                                                 New York, NY  10022
Brent D. Redstone             National Amusements, Inc.          Director
                              200 Elm Street                     National Amusements, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026
Shari E. Redstone             National Amusements, Inc.          Vice Chair of CBS Corporation, President of National
                              200 Elm Street                     Amusements, Inc. and Executive Vice President of NAIRI, Inc.
                              Dedham, MA  02026                  National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026
Sumner M. Redstone            CBS Corporation                    Chairman of the Board of CBS Corporation, Chairman and Chief
                              1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
                              New York, NY  10036                President of NAIRI, Inc.
                                                                 CBS Corporation
                                                                 1515 Broadway
                                                                 New York, NY  10036


                              Page 26 of 31 Pages

                                   SCHEDULE VI
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, Inc.


EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Sumner M. Redstone            CBS Corporation                    Chairman of the Board of CBS Corporation, Chairman and Chief
Chairman and President        1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
                              New York, NY  10036                President of NAIRI, Inc.
                                                                 CBS Corporation
                                                                 1515 Broadway
                                                                 New York, NY  10036
Shari E. Redstone             National Amusements, Inc.          Vice Chair of CBS Corporation, President of National
Executive Vice President      200 Elm Street                     Amusements, Inc. and Executive Vice President of NAIRI, Inc.
                              Dedham, MA  02026                  National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026
Jerome Magner                 National Amusements, Inc.          Vice President and Treasurer of National Amusements, Inc. and
Vice President and Treasurer  200 Elm Street                     NAIRI, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026
Richard Sherman               National Amusements, Inc.          Vice President of National Amusements, Inc. and NAIRI, Inc.
Vice President and            200 Elm Street                     200 Elm Street
Assistant Secretary           Dedham, MA  02026                  Dedham, MA  02026
Tilly Berman                  National Amusements, Inc.          Secretary
Secretary                     200 Elm Street                     National Amusements, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026


                              Page 27 of 31 Pages

                                  SCHEDULE VII

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

DIRECTORS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
George S. Abrams              Winer & Abrams                     Attorney
                              60 State Street                    Winer & Abrams
                              Boston, MA  02109                  60 State Street
                                                                 Boston, MA  02109
David Andelman                Lourie and Cutler, P.C.            Attorney
                              60 State Street                    Lourie and Cutler, P.C.
                              Boston, MA  02109                  60 State Street
                                                                 Boston, MA  02109
Philippe P. Dauman            DND Capital Partners, L.L.C.       Co-Chairman and Chief Executive Officer
                              450 Park Avenue                    DND Capital Partners, L.L.C.
                              New York, NY  10022                450 Park Avenue
                                                                 New York, NY  10022
Brent D. Redstone             National Amusements, Inc.          Director
                              200 Elm Street                     National Amusements, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026
Shari E. Redstone             National Amusements, Inc.          Vice Chair of CBS Corporation, President of National
                              200 Elm Street                     Amusements, Inc. and Executive Vice President of NAIRI, Inc.
                              Dedham, MA  02026                  National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026
Sumner M. Redstone            CBS Corporation                    Chairman of the Board of CBS Corporation, Chairman and Chief
                              1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
                              New York, NY  10036                President of NAIRI, Inc.
                                                                 CBS Corporation
                                                                 1515 Broadway
                                                                 New York, NY  10036


                              Page 28 of 31 Pages

                                  SCHEDULE VII
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.


EXECUTIVE OFFICERS

Name                          Business Address                   Present Principal Occupation or Employment and
                                                                 Name and Principal Address of Corporation in which
                                                                 Employment is Conducted
Sumner M. Redstone            CBS Corporation                    Chairman of the Board of CBS Corporation, Chairman and Chief
Chairman and Chief            1515 Broadway                      Executive Officer of National Amusements, Inc. and Chairman and
Executive Officer             New York, NY  10036                President of NAIRI, Inc.
                                                                 CBS Corporation
                                                                 1515 Broadway
                                                                 New York, NY  10036
Shari E. Redstone             National Amusements, Inc.          Vice Chair of CBS Corporation, President of National
President                     200 Elm Street                     Amusements, Inc. and Executive Vice President of NAIRI, Inc.
                              Dedham, MA  02026                  National Amusements, Inc.
                                                                 200 Elm Street
                                                                 Dedham, MA  02026
Jerome Magner                 National Amusements, Inc.          Vice President and Treasurer of National Amusements, Inc. and
Vice President and Treasurer  200 Elm Street                     NAIRI, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026
Richard Sherman               National Amusements, Inc.          Vice President of National Amusements, Inc. and NAIRI, Inc.
Vice President and            200 Elm Street                     200 Elm Street
Assistant Secretary           Dedham, MA  02026                  Dedham, MA  02026
Tilly Berman                  National Amusements, Inc.          Secretary
Secretary                     200 Elm Street                     National Amusements, Inc.
                              Dedham, MA  02026                  200 Elm Street
                                                                 Dedham, MA  02026


                              Page 29 of 31 Pages

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, dated February 14, 2006 (the "Schedule 13D"), with respect to the Common Stock, par value $.0001 per share, of Spanish Broadcasting System, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.



                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2006.

                                CBS RADIO MEDIA CORPORATION

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS RADIO INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS BROADCASTING INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President and Secretary


                                CBS CORPORATION

                                By:     /s/ ANGELINE C. STRAKA
                               -------------------------------------------------
                                Name:   Angeline C. Straka
                                Title:  Senior Vice President, Deputy General
                                        Counsel and Secretary

                              Page 30 of 31 Pages

                                NAIRI, INC.

                                By:     /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                Title:  Chairman and President


                                NATIONAL AMUSEMENTS, INC.

                                By:     /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                Title:  Chairman and Chief Executive Officer


                                        /s/ SUMNER M. REDSTONE
                               -------------------------------------------------
                                Name:   Sumner M. Redstone
                                        Individually



                              Page 31 of 31 Pages